

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

November 24, 2009

By U.S. mail and facsimile to (330) 220-6006

Mr. P. Kelly Tompkins, EVP – Administration and Chief Financial Officer
RPM International Inc.
P.O. Box 777
2628 Pearl Road
Medina, OH 44258

>   **RE:** **RPM International Inc.**
>   **Form 10-K for the fiscal year ended May 31, 2009**
>   **File No. 1-14187**

Dear Mr. Tompkins:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John M. Hartz
Senior Assistant Chief
Accountant